

May 30, 2013

<u>Via E-mail</u>
Eric S. Rosenfeld
Chairman and Chief Executive Officer
Trio Merger Corp.
777 Third Avenue, 37th Floor
New York, NY 10017

      Re: Trio Merger Corp.
                Preliminary Merger Proxy Statement on Schedule 14A
                Filed March 22, 2013
                File No. 001-35471

Dear Mr. Rosenfeld:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Celeste M. Murphy for

                Larry Spirgel
                Assistant Director